705 N 110th Place :: Mesa, AZ 85207 :: Tel: (480) 890-0678 :: Fax: (480) 699-0681

September 6, 2005

Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission - Mail Stop 3561
Division of Corporation Finance
Washington, D.C. 20549

Re: Reply to Comments
       Nevada Classic Thoroughbreds, Inc.
       Form 10-KSB for the year ended June 30, 2005
       Commission File #: 000-31154

Dear Ms. Cvrkel:

Response to Comment Letter dated August 11, 2005

Reply to Comment #1, Plan of Operations

See Amended Annual Report on Form 10KSB, page 6, included herein for your convenience. See also Statement of Stockholders' Equity, pages 11-13, therein.
In regard to stock splits and stock dividends, historically the company has known the need for stock splits for purposes of meeting requirements of market makers and NASD quotation service.
On October 3, 2001, the company authorized 5,000 shares of its preferred stock to be split into 20,000 shares of horse preferred and 20,000 shares of ranch preferred. This split was withdrawn on April 6, 2002 without any stock issued, nor any remuneration received. On March 14, 2002, the company split its common stock 10-to-1. This stock split was withdrawn on April 6, 2002 without any stock issued or any remuneration received. The withdrawal of these stock splits was in response to the accidental and unexpected death of the corporation's brood mare, Ms. Walkin. The company decided to remain inactive until such time as its filly, Rio Buscador, could be evaluated as to her power genetics, and prepared for breeding. On April 5, 2004, the company's common stock was again split 20:1. This was again in preparation to meet the demands of market makers and the NASD quotation service. There have been no new shares offered or remuneration received from any of the stock splits. In March, 2005, the company tried to take advantage of special

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circumstances when horse interests became available to the company for purchase. The company’s beneficial shareholders, Brad Brimhall and Descendants Trust, offered a block of stock to be sold to the public, the proceeds of which were to be used to acquire such horse interests. The company's competitors were able to capitalize on the company's inability to move quickly, and the aforementioned horse interests were sold and, hence, the beneficial shareholders' block of stock was withdrawn, with no shares sold or remuneration received by the company or its beneficial shareholders.
On June 30, 2005, to assist in eliminating the problem of liquidity, the company once again has split its stock, issued dividends to its shareholders in the form of ranch and horse preferred stock, as contained herein, in the proposed future stock disbursements.
It cannot be emphasized enough that the investors should look at the proposed disbursement with the understanding that this is a goal of the company to enhance its ability to acquire market makers and listings on the NASD. This is complex and integral and must be acceptable to market makers, NASD quotation service, and beneficial shareholders--all will have to agree. Furthermore, the Securities and Exchange Commission will require full disclosure. Thus, that goal may or may not be achieved, depending on the requirements and regulations of the individual entities involved. Furthermore, the company has tried to establish a strong financial base of market makers since October 3, 2001, and has yet to be successful. The proposed future stock disbursement is exactly that--a proposed disbursement for future financial base for the company.

Reply to Comment #2, Financial Statements

In reference to our Note 3, we are an inactive registrant because there are no additional options issued or remunerations received. Our Note 6 has reference to the audited financial from June 30, 2001. No options have been issued, exercised or remunerations received. There have been no warrants issued or remunerations received. The Amended 10KSB clarifies that the options and warrants are in reference to proposed future stock disbursements.
In your reference to our Note 11, please be advised that the paragraph describing the uncertainty about the company's ability to continue as a going concern has been eliminated in the Amended document, as it was not accurate, and could be misconstrued as misleading.

Linda Cvrkel
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Reply to Comment #3, Statement of Stockholders Equity, Page 9

We have revised the Statement of Stockholders Equity to present clearly and chronologically from the enterprise's inception all items listed in your Comment #3. See Statement of Stockholders Equity in Amended Annual Report on Form 10KSB.

Reply to Comment #4, Notes to Financial Statements

The historical reference to stock splits is in the "Plan of Operations," of our Amended Annual Report on Form 10KSB. Also see the Statement of Stockholders' Equity therein.

Reply to Comment #5, Long Lived Assets

Not only has this been corrected to state "No. 144," but included in this cover letter are specific problems that the company will face in the future in obtaining an Auditor competent and willing to make such judgments.

Reply to Comment #6, Fair Market Value of Services Donated by Stockholder

See the amended Note 9 in the Amended Annual Report on Form 10KSB.

Reply to Comment #7, regarding Note 15, Cash Receivable

The amended Form 10KSB eliminates the reference to the $35,000 as an asset on the Balance Sheet and as a deduction from Stockholders' Equity.

Reply to Comment #8, Item 8A, Controls and Procedures

This has been included in the Amended Annual Report on Form 10KSB.

Reply to Comment #9, Section 302 Sarbanes Oxley CEO/CFO Certifications

This has been amended.
The value of the Sarbanes Oxley Act for Nevada Classic Thoroughbreds is in establishing procedures and policies for future filings. The actual annual expenses of $1,760 hardly warrants the

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extensive disclosure at the present time. However, having these procedures and policies in place before the company becomes active, will eliminate any problems that may arise in the future. Your assistance is appreciated.

* * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to the SEC's comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the company's filings;

  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the company's filing; and

  the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nevada Classic Thoroughbreds appreciates the time and expertise from the SEC in providing these comments to our company. We believe this is an important contribution from the Securities and Exchange Commission. We have taken the comments seriously and it is very helpful to us in filing our reports in a manner that is consistent with the intent of the "full disclosure" guidelines.

Very truly yours,

  /s/ [electronically signed]

Brad Brimhall
Chief Executive Officer